FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 23, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Revision of Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

April 23, 2020

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Revision of Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

Canon Inc. (the “Company”) is revising the consolidated results forecast for the fiscal year ending December 31, 2020 that it released on January 29, 2020 as follows.

1.	Revision to Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

	Millions of yen (except per share amounts )
	Net sales	Operating profit	Income before income taxes	Net income attributable to Canon Inc.	Net income per share
Previous forecast	3,700,000	230,000	245,000	160,000	150.40
Revised forecast	—	—	—	—	—
Change	—	—	—	—	—
Percent change	—	—	—	—	—
For reference, Fiscal 2019	3,593,299	174,667	195,740	125,105	116.93

2.	Reason for Revision

Amid the restriction of people’s movement worldwide – in response to the spread of COVID-19 – consumer spending and corporate economic activity remains stagnant. At this point in time, it is impossible to predict when the pandemic will fade, creating an environment where it is difficult to reasonably forecast the Company’s consolidated results. Therefore, the Company has decided to revise its previous results forecast for the fiscal year ending December 31, 2020 to “Undetermined.” Once it becomes possible to provide a forecast, the Company will make prompt disclosure.

1